Exhibit 99.1

Bullish completes MiCAR license uplift with Germany’s BaFin for digital asset trading and custody services across the European Union

•	Institutions and advanced traders interested to begin onboarding should contact sales@bullish.com or get in touch.
•	The regulatory approval positions Bullish to meet growing demand for regulated crypto trading and services in Europe.

Frankfurt - September 5, 2025 – Bullish (NYSE:BLSH), an institutionally focused global digital asset platform that provides market infrastructure and information services, today announced that its German subsidiary, Bullish Europe GmbH, has secured a license under the Markets in Crypto-Assets Regulation (MiCAR) from the German Federal Financial Supervisory Authority (BaFin). MiCAR is a pan-European Union regime, under which Bullish Europe was previously grandfathered through its crypto brokerage and custody licenses from BaFin.

“Europe is the second largest cryptoasset economy in the world and institutional demand for regulated, transparent trading venues is growing rapidly,” said Chris Tyrer, President of Bullish Exchange. “We believe that our MiCAR approval allows us to continue to meet that demand head-on, by offering the trusted execution that institutions need to confidently engage with digital assets.”

The business has its European headquarters in Frankfurt, one of Europe’s leading financial hubs and home to the European Central Bank, underscoring its commitment to operating under the most rigorous regulatory standards in the EU. Under MiCAR, firms remain under the supervision of their home country regulator, which means that Bullish will continue to be subject to ongoing oversight by BaFin, a regulator trusted and respected by institutional investors and other major regulators alike.

“We view BaFin's continued and globally respected oversight as a bedrock of trust for our European operations,” said Marco Bodewein, Managing Director of Bullish Europe. “We are proud to offer European institutions and advanced traders a partnership founded on rigorous supervision and the highest level of regulatory clarity.”

Bullish’s EU MiCAR license follows its recent regulatory milestones in Germany and Hong Kong. Institutions and advanced traders interested to begin onboarding should contact sales@bullish.com or get in touch.

Media contact:

media@bullish.com

About Bullish

Bullish is an institutionally focused global digital asset platform that provides market infrastructure and information services. These include: Bullish Exchange – a regulated and institutionally focused digital assets spot and derivatives exchange, integrating a high-performance central limit order book matching engine with automated market making to provide deep and predictable liquidity. Bullish Exchange is regulated in the United States, Germany, Hong Kong, and Gibraltar. CoinDesk Indices – a collection of tradable proprietary and single-asset benchmarks and indices that track the performance of digital assets for global institutions in the digital assets and traditional finance industries. CoinDesk Data - a broad suite of digital assets market data and analytics, providing real-time insights into prices, trends, and market dynamics. CoinDesk Insights – a digital asset media and events provider and operator of Coindesk.com, a digital media platform that covers news and insights about digital assets, the underlying markets, policy, and blockchain technology. For more information, please visit bullish.com and follow LinkedIn and X.

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Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Sentences containing words such as “believe,” “intend,” “plan,” “may,” “expect,” “should,” “could,” “anticipate,” “estimate,” “predict,” “project,” or their negatives, or other similar expressions of a future or forward-looking nature generally should be considered forward-looking statements and include, without limitation, statements relating to future events or Bullish’s future financial or operating performance, business strategy, and potential market opportunity, including in Europe. Such forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Bullish, are inherently uncertain and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause results to differ from those expressed in our forward-looking statements include, but are not limited, to our ability to grow our business and operations, including in new geographic locations, the costs or expenditures associated therewith, competition in our industry, and the evolving rules and regulations applicable to digital assets and our industry. You should not place undue reliance on any such forward-looking statements, which speak only as of the date they are made, and Bullish undertakes no duty to update these forward-looking statements.

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